FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Feb 14, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Director of Finance and Investor Relations

Information from 02/10/06
Share Prices:
Sadia ON (SDIA3) = R$ 7.05
  Sadia PN (SDIA4) = R$ 6.65
  Sadia ADR (SDA) = US$ 30.79
  Sadia Latibex (XSDI) = € 2.68

Market Capitalization
R$ 4.5 billion
US$ 2.1 billion

Luiz Murat Jr. Director of Finance and Investor Relations Phone: +55 11 2113-3465 Fax:+55 11 2113-1785 ri@sadia.com.br www.sadia.com

INVESTOR RELATIONS
Christiane Assis
Phone: +55 11 2113-3552
christiane.assis@sadia.com.br

Silvia H. M. Pinheiro
Phone: +55 11 2113-3197
silvia.pinheiro@sadia.com.br

Carlos Eduardo T. Araujo
Phone: +55 11 2113-3161
carlos.araujo@sadia.com.br

Ligia Montagnani - IR Consultant Phone: + 55 11 3897-6405 ligia.montagnani@firb.com
São Paulo, February 13, 2006- SADIA S.A. (BOVESPA: SDIA4; NYSE: SDA; LATIBEX: XSDI), the Brazilian leader in the processed food, poultry and pork industries, today announces the results for the fourth quarter of 2005 (4Q05). The Company’s operating and financial information, approved by the Audit Committee on 31 January 2006, are shown in Brazilian Reais, unless stated otherwise, and are based on consolidated figures, as required by Brazilian corporate law. All comparisons made in this release are based on the same period in 2004 (4Q04), except where stated otherwise.

“Sadia’s administration is pleased to present the Company’s financial statement, which attests the continuous achievements obtained by all collaborators from the Company. A year of adverse environments, both in the domestic and international markets, Sadia surpassed many obstacles and finished the year of 2005 with a growth four times greater than that of the global economic activity. Throughout the year, we increased our productivity and registered operational records, with ratios similar to the highest in the global food Industry. This performance reflects the efforts placed in the dispute for new markets, in the optimization of our portfolio, in the cost management of raw materials and financial liabilities. The consolidation of the hedging policy against operational and financial exchange rate variations also generated positive results, that contributed towards the profit obtained in the year. The growth phase initiated last year gained a new impulse in 2005 and promises greater expansion in the upcoming years, with the implementation of three new facilities – for poultry and pork – in the State of Mato Grosso, done simultaneously to the continuous investments in the other plants, located in seven states in the country. Despite the low general activity for the country in 2005 and the fragility in demand, Sadia presented a 12% expansion in the total volume sold in the domestic market, specially due to the commercial team’s effort, the exploration of new sales channels and an adjustment in the Company’s product portfolio to better suit the Brazilian income, that seeks more competitive prices. In the export market, we exceeded the sales growth projections for the year, initially set between 10% and 12%: reaching a 16% expansion, despite sanitary problems in Brazil and the worldwide aggravation of the avian flu crisis, that imposed growing restrictions to the international commerce. We registered significant records throughout the year, with the historical R$ 8.3 billion gross operational revenues, the R$ 657.3 million net profit – almost 50% greater than last year’s results – and the net profit margin of 9% for the year. This performance proves the Company’s constant search for improvement, and will sustain the Company’s future growth possibilities. For 2006, projections indicate stability in grain prices – our main raw material – and more optimistic perspectives towards the domestic economy. In the international environment, the Company continues searching for new markets, a scenario that will demand additional efforts from the commercial area. As the Company is aware of the challenges in incorporating the principles of sustainable development in its governance and daily routine in order to guarantee economic prosperity, social justice and environmental safety, Sadia has intensified the activities of the Strategic Committee of Sustainability, created in 2004, to systematize its processes and allow an approximation of all internal social initiatives in a responsive and integrated way. Still in 2005, the activities of the Sadia Sustainability Institute were intensified with the implementation of the 3S Program – Sadia Sustainable Swine Production Program in a pioneer way in the country, with the approval of Brazilian governmental entities and the United Nations. The 3S Program is being backed by BNDES loans and the future sales of carbon credits generated by the retention of the methane gas, after the installation of the biodigesters in the swine farms. The 3S Program contributes to the Kyoto Protocol objectives. In order to improve corporate governance levels and to align the interests of its shareholders, Sadia granted tag along rights to its preferred shares, answering the market expectations. Throughout the year, the increase in liquidity of Sadia’s shares led to the Company becoming part of the Bovespa Index since September 2005.Facing all these advances, it is with great satisfaction that we deliver to our shareholders, together with more than 45 thousand of our employees, the economic and financial results of an even better Sadia.” – Gilberto Tomazoni – Executive President – Sadia S.A.

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MAIN FINANCIAL INDICATORS - R$ THOUSAND
	2004	2005	2005/ 2004	4Q04	4Q05	4Q05/ 4Q04
Gross Operating Revenue	7,316,546	8,327,999	13.8%	2,012,516	2,238,633	11.2%
Domestic Market	3,732,013	4,251,675	13.9%	1,083,376	1,233,554	13.9%
Export Market	3,584,533	4,076,324	13.7%	929,140	1,005,079	8.2%
Net Operating Revenue	6,307,473	7,318,438	16.0%	1,722,671	1,964,999	14.1%
Gross Profit Gross Margin	1,845,204 29.3%	2,007,376 27.4%	8.8%	427,408 24.8%	582,594 29.6%	36.3%
EBIT EBIT Margin	601,728 9.5%	640,834 8.8%	6.5%	69,934 4.1%	188,320 9.6%	169.3%
Net Income Net Margin	438,736 7.0%	657,339 9.0%	49.8%	127,481 7.4%	234,372 11.9%	83.8%
EBITDA EBITDA Margin	842,557 13.4%	895,527 12.2%	6.3%	133,576 7.8%	278,887 14.2%	108.8%
Exports / Gross Revenue	49.0%	48.9%		46.2%	44.9%
Net Debt to Equity	17.8%	18.8%		17.8%	18.8%
Net Debt to EBITDA	0.4	0.5	.	0.4	0.5	.

GROSS OPERATING REVENUE
In 2005, Sadia exceeded the good performance of 2004 and registered new records in volumes and gross operational revenues. The R$ 8.3 billion gross operating revenues increased 13.8% over 2004. Sales volumes reached 1.8 million tons, a 14.2% increase as compared to the same period last year.

This result reflects the Company’s good performance, with a growth in revenues of 13.9% in the international market and 13.7% in the domestic market, despite the problems produced by the foot and mouth disease in Brazil, the concerns over avian flu in Europe and Asia and the sanitary inspectors strike in the 4Q05.

GROSS OPERATING REVENUE - (R$ THOUSAND) - MARKET BREAKDOWN

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During 4Q05, commercial efforts allowed the Company to obtain R$ 2.2 billion gross operational revenues, with a 11.2% expansion over 4Q05, and total volume of 475.5 thousand tons, surpassing in 6.8% the same period last year.

In the domestic market, sales volume reached 823.6 thousand tons, a 11.8% increase as compared to last year. Continuing the 2004 pattern, the processed products line led the domestic market sales, in line with the Company’s strategy of focusing on more value added products. In 4Q05, the volume sold surpassed the average of the other quarters of the year, reaching 227.2 thousand tons, a 13.2% increase as compared to the 4Q04.

The business expansion in the external market resulted from, amongst other factors, the sales growth in the foreign market, the increase in international prices, the product portfolio revision and the realignment on more profitable clients and destinations. The portfolio adjustment was one of the main factors that allowed the Company to increase its profitability and to expand its client base, with the development of differentiated products. In the external market, sales surpassed the 1.0 million ton mark for the year, which represented a 16.2% increase over 2004 shipments. The poultry segment was the main driver for this performance, despite the aggravation of the avian flu crisis. Despite the 17.5% average appreciation of the real against the dollar in the last quarter, 248.3 thousand tons were shipped to the international market representing a 1.5% increase in volume as compared to same quarter last year.

TOTAL SALES
	2004	2005	2005/ 2004	4Q04	4Q05	4Q05/ 4Q04
Tons	1,602,608	1,829,620	14.2%	445,328	475,539	6.8%
Processed Products	665,443	738,655	11.0%	176,788	193,155	9.3%
Poultry	808,687	950,813	17.6%	237,893	251,416	5.7%
Pork	128,478	140,152	9.1%	30,647	30,968	1.0%

R$ thousand	7,316,546	8,327,999	13.8%	2,012,516	2,238,633	11.2%
Processed Products	3,354,687	3,701,371	10.3%	916,461	994,712	8.5%
Poultry	3,092,167	3,449,654	11.6%	850,739	954,692	12.2%
Pork	584,694	740,746	26.7%	162,400	152,963	-5.8%
Others	284,998	436,228	53.1%	82,916	136,266	64.3%

GROSS OPERATING REVENUE - TOTAL

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SALES BREAKDOWN
Tons	2004	2005	2005/ 2004	4Q04	4Q05	4Q05/ 4Q04
Domestic Market	736,465	823,573	11.8%	200,760	227,204	13.2%
Processed Products	581,213	647,062	11.3%	146,413	171,396	17.1%
Poultry	105,826	142,177	34.3%	42,291	47,129	11.4%
Pork	49,426	34,334	-30.5%	12,056	8,679	-28.0%

Export Market	866,143	1,006,047	16.2%	244,568	248,335	1.5%
Processed Products	84,230	91,593	8.7%	30,375	21,759	-28.4%
Poultry	702,861	808,636	15.0%	195,602	204,287	4.4%
Pork	79,052	105,818	33.9%	18,591	22,289	19.9%

Total	1,602,608	1,829,620	14.2%	445,328	475,539	6.8%

R$ thousand	2004	2005	2005/ 2004	4Q04	4Q05	4Q05/ 4Q04
Domestic Market	3,732,013	4,251,675	13.9%	1,083,376	1,233,554	13.9%
Processed Products	2,946,386	3,289,118	11.6%	788,213	902,933	14.6%
Poultry	415,409	512,082	23.3%	188,259	205,382	9.1%
Pork	154,868	148,311	-4.2%	44,056	39,128	-11.2%
Others	215,350	302,164	40.3%	62,848	86,111	37.0%
Export Market	3,584,533	4,076,324	13.7%	929,140	1,005,079	8.2%
Processed Products	408,301	412,253	1.0%	128,248	91,779	-28.4%
Poultry	2,676,758	2,937,572	9.7%	662,480	749,310	13.1%
Pork	429,826	592,435	37.8%	118,344	113,835	-3.8%
Others	69,648	134,064	92.5%	20,068	50,155	149.9%
Total	7,316,546	8,327,999	13.8%	2,012,516	2,238,633	11.2%

DOMESTIC MARKET

Gross operating revenue added up to R$ 4.3 billion in 2005, which represented a 13.9% increase as compared to the same period last year. In the last quarter of the year, sales amounted to R$ 1.2 billion, with the same increase of 13.9% as compared to the 4Q04.

The significant increase in revenues and volumes resulted, mainly, from a strategy based in the pulverization of the sales channels, the release of new products better suited for the consumer’s purchasing power and in the improvement in managing the Company’s brands. The strategy of reviewing the processed products portfolio compensated, in part, the fragility of the domestic demand.

The poultry segment registered a 34.3% increase in volumes sold, leading to a 23.3% increase in gross operating revenue. The acquisition of SóFrango, on January 2005 contributed to this growth and the increase in whole poultry sales. As whole poultry has lower prices per ton compared to poultry cuts, prices in this segment fell 8.4% for the year. In the 4Q05, sales volumes had an 11.4% increase while revenues grew 9.1% as compared to the same period last year. During this period the highlight was the Fiesta line in the poultry segment.

4

The highlight in sales, however, was achieved by the processed products segments, with a higher value added, and represented 77.4% of revenues in the domestic market. This result reflects the Company’s efforts in adapting the product portfolio, aiming to supply the demand for differentiated products and to guarantee the leadership in several segments. This strategy allowed an increase of 11.3% in volumes and 11.6% in gross operating revenue. Despite the difficulty to pass on costs in the domestic market, the Company managed to keep its average prices at the same levels of those of last year.

In the 4Q05, the Company managed to achieve a 17.1% increase in volumes sold, by selling 171.4 thousand tons. This achievement results from the adoption of marketing and selling strategies. With the release of new more added value processed products, these strategies allowed the Company to finish the quarter with R$ 902.9 million in revenues, a 14.6% increase when compared to the same period last year.

In the pork segment, the Company focused on sales to the international market, which led to a 30.5% retraction in domestic sales and a 4.2% decrease in gross operating revenue. This contraction in supply permitted a 38.0% increase in prices, which softned the decrease in revenues. This focus towards the international market was kept in the 4Q05, leading, thus, to a decrease of 28.0% in volumes and 11.2% in revenues.

GROSS OPERATING REVENUE - DOMESTIC MARKET

AVERAGE PRICE - R$/Kg - DOMESTIC MARKET

5

EXTERNAL MARKET

The external market registered a strong demand for Sadia products in 2005, allowing a 13.7% increase in revenues, to R$ 4.1 billion. The Company registered new records in sales volumes surpassing the 1.0 million ton mark for the year, which represented a 16.2% increase over 2004 shipments.

In the 4Q05, sales directed towards the external market generated a R$ 1.0 billion gross operating revenue, a 8.2% increase as compared to the last quarter of 2004. Volumes sold had a 1.5% increase as compared to 4Q04.

The highlight in gross operating revenues was achieved by the poultry segment, which registered R$ 2.9 billion, an amount 9.7% higher than that achieved the previous year. Sales volumes shipped to the international market amounted to 808.6 thousand, with a 15.0% increase as compared to 2004. The greater participation of whole poultry in the portfolio of products sold, due to an increase in sales to the Middle East and South America, resulted in a 4.7% decrease in average prices in this segment. In the 4Q05, the Company registered an increase of 4.4% in volumes sold and 13.1% in revenues, that added to R$ 749.3 million. Prices for the quarter had a significant increase of 8.3% in local currency and a 27.3% increase in dollar terms as compared to the same quarter last year.

In the pork segment, sales to the external market registered a considerable increase, with the recovery of shipments to the Russian market (as in 2004 import quotas were established in this country), and the normalization of the pork production in Sadia. Annual sales of 105.8 thousand tons, represented a 33.9% increase as compared to 2004 and generated R$ 592.4 million in revenues, an amount 37.8% greater than that obtained in local currency. The average prices registered almost a 3.0% increase in local currency, a 20.7% increase in dollar terms. In the last quarter of the year, revenues amounted to R$ 113.8 million, a 3.8% reduction with sales of 22.3 thousand tons, volume 19.9% greater than the one achieved last year together with a 2.0% decrease in dollar term prices.

With sales of processed products in the external market, Sadia obtained R$ 412,3 million, a 1.0% increase as compared to 2004. This amount is equivalent to shipments of 91.6 thousand tons, an amount 8.7% greater than the volumes sold last year. Despite the 9.4% increase in dollar term prices, the effort was not enough to compensate the 17.3% devaluation of the dollar against the Real for the year.

GROSS OPERATING REVENUE - EXTERNAL MARKET

6

AVERAGE PRICE - R$/Kg - EXTERNAL MARKET

Sadia is a benchmark in the management of its animal stock. Nevertheless, the Company continues to improve its animal quality control systems, especially at this moment, when news of sanitary problems are gaining space and worrying several sectors of our economy. The Company is working on this issue with the utmost priority, at the highest level of its corporate governance structure and adopting several preventive measures.

As an indispensable factor to the reduction in the sanitary risk in its business, the Company awaits the implementation of the National Plan for the Prevention and Control of the Newcastle Decease and the Prevention of Avian Influenza.

The measure, which follows all OIE (World Organization for Animal Health) standards, will assure to international markets that Brazil maintains sanitary barriers between states, specific regulation on animal transportation, traceability, blood tests, capable laboratories and other controlling mechanisms that attest the production quality from the different states within the country. The measure allows that an eventual problem detected in a certain state – most of them as large as many European and Asian countries – will not affect producers from other states.

Sadia is in the direction of fully implementing the capacitation it needs to attend the rules of the National Plan for the Prevention and Control of the Newcastle Decease and the Prevention of Avian Influenza. Sadias’s exports continue to be directed towards several markets, which confirm the trust in the quality of the Company’s products, and also represents a risk mitigating factor for the Company.

EXPORTS BY REGION - REVENUES

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OPERATING RESULT

Revenues obtained in the domestic market surpassed the value achieved in 2004, due to product portfolio improvement.

Exports registered a significant increase. Despite the growing restriction on the global poultry commerce, due to avian flu, the maintenance of import quotas by the Russian government, the federal inspectors strike, the foot and mouth decease outbreaks, and the appreciation of the real against the dollar, the Company expanded its operations in markets in which it is already present, creating products tailored made to meet consumer demands, which attest the Company’s agility to seize new opportunities.

In the 4Q05, net operating revenue added to R$ 2.0 billion, a 14.1% increase as compared to 4Q04. This performance results from larger sales volume and average price increases.

Cost of goods sold registered a 19.0% increase in 2005. Its relation to net operating revenues reached a 72.6% margin as compared to 70.7% in 2004. The necessity to acquire pork in the spot market, mainly in the first semester of the year, had a negative impact in the cost structure. Throughout the year, the end of this necessity, the efforts in cost management and the reduction in grain prices allowed a decrease in this margin to 70.4% for the 4Q05.

Consequently, the Gross margin had a significant improvement throughout the year, registering gains of 4.8 percentage points when we compare the 29.6% margin obtained in the 4Q05 to the 24.8% margin from the 4Q04.
GROSS MARGIN
The ratio operating expenses (sales, administrative and other expenses) over net operating income registered a gain of 1.2 percentage points as it reached 18.6% in 2005, a smaller percentage as compared to the 19.8% achieved in 2004 reflecting, mainly, lower expenses incurred in the sales line. For the 4Q05 (period where this margin reaches its highest due to the holiday season), the margin reached 20.0%, an inferior level to the 20.7% registered in the 4Q04.

The sales expenses over net operating revenues registered a significant reduction: reaching 16.9% in 2005 against 18.2% in 2004. This performance reflects the aggressive plan to rationalize expenses, with the implementation of several measures, such as the renegotiation of contracts and greater logistics efficiency. When comparing the 4Q05 ratio (17.0%) to the 4Q04 (19.5%) there was even more an impressive gain of 2.5 percentage points.

8

SALES EXPENSES OVER NET OPERATING REVENUES

The administrative expenses over net operating revenues reached 0.7% in 2005, as compared to 0.9% in 2004, with an absolute reduction of R$ 3.4 million.

Depreciation and amortization expenses added up to R$ 194.7 million for the year, similar to last year’s amount. Pursuing better accounting practices, in the second quarter of the year, Sadia reclassified its poultry and pork stock breeders from inventory to fixed assets.

Earnings before interest and taxes (LAJIR or EBIT), amounted to R$ 640.8 million, a 6.5% increase as compared to 2004. Throughout the year, the efforts set in controlling expenses and the constant growth in revenues allowed the EBIT to reach R$ 188.3 million in the 4Q05, a 169.3% increase as compared to the same period in 2004.

EBIT - YEAR	EBIT - QUARTER

EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization) had a 6.3% increase, registering R$ 895.5 million, against R$ 842.6 million in 2004. The annual EBITDA margin over net operating revenues reached 12.2% against last year’s 13.4%. As a consequence of Sadia’s efforts in the pursue of a greater profitability, EBITDA margin reached 14.2% in the 4Q05.

9

EBITDA - YEAR	EBITDA - QUARTER

EBITDA CALCULATION
EBITDA = EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING
	2004	2005	4T04	4T05
EBIT	601,727	640,836	69,934	188,320
(+)DEPRECIATION/AMORTIZATION	189,594	194,658	48,430	53,628
(+)EMPLOYEE PROFIT SHARING	51,235	60,033	15,212	36,939
EBITDA	842,556	895,527	133,576	278,887
EBITDA MARGIN	13.4%	12.2%	7.8%	14.2%

FINANCIAL RESULTS

Sadia’s net financial results amounted to R$ 236.0 million in 2005, against a R$ 32.7 million net expense registered in 2004, when the Company decided to reduce its investments in Brazilian foreign debt securities, which led to a R$ 110 million non recurrent financial expense. The financial results continue to be influenced by the Company’s operational hedges, which are in conformity with the Company’s Financial Policy.

Sadia continued its conservative financial strategy in 2005, preferring low volatility investments with maturities compatible to its financial obligations. The Company also maintained its funding through export finance, receivables and rural credit with favorable interest rates, which contributed to extend the average maturity of its debt and to decrease its interest obligations.

At the end of 2005, Sadia’s net debt amounted to R$ 471.9 million, a 31.9% increase as compared to the end of 2004. However, the hedge management and the better operational results allowed the net debt to stay bellow the forecasted amount. Net debt over equities ratio did not increase in the same pace, as it finished 2005 with 18.8% ratio against 17.8% on December 2004.

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FINANCIAL INDEBTEDNESS - R$ MILLION

	2004	%	2005	%	Chg.
Short Term	1,817.2	62%	1,395.4	45%	-23.2%
In R$	984.0	54%	601.8	43%	-38.8%
In US$	833.1	46%	793.6	57%	-4.7%
Long Term	1,101.8	38%	1,714.5	55%	55.6%
In R$	539.5	49%	426.2	25%	-21.0%
In US$	562.4	51%	1,288.3	75%	129.1%
Total	2,919.0	100%	3,109.9	100%	6.5%
(-) Financial Investments	2,602..2	100%	2,692.0	100%	3.5%
In R$	1,096.7	42%	894.4	33%	-18.4%
In US$	1,505.5	58%	1,797.5	67%	19.4%
(=) Net Financial Indebtedness	316.8	100%	417.9	100%	31.9%
In R$	426.8	135%	133.5	32%	-68.7%
In US$	-110.0	-35%	284.4	68%	-358.5%
Net Debt to Equity	17.8%		18.8%		.
Net Debt to EBITDA	0.4		0.5		.

NET DEBT TO EQUITY	NET DEBT TO EQUITY *

EQUITY PICK UP

The R$ 152.4 million negative result in equity pick up for 2005 was due to the recognition of losses in the exchange rate variation in the participation of the Company’s offshore subsidiaries.

However, for the 4Q05, the dollar appreciation accumulated in a R$ 36.1 million positive result.

NET INCOME

Sadia’s net income reached a record historical value of R$ 657.3 million in 2005 surpassing in almost 50% the 2004 result. In the 4Q05, the net income amounted to R$ 234.4 million, with a 11.9% margin, also the best ratio achieved by the Company, in its entire history. This performance is in line with the Company’s strategy of revenue expansion, cost control and efficiency of results.

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NET INCOME - YEAR	NET INCOME - QUARTER

INVESTMENTS
An amount of R$ 686.0 million was invested in 2005, of which R$ 194.6 million (28.4%) were directed towards the processed products segment, R$ 372.8 million (54.3%) towards poultry, R$ 27.0 million (3.9%) to pork and the remaining R$ 91.7 (13.4%) mainly to information technology. These investments were done in order to supply the growing demand in the domestic and external markets.
CAPITAL EXPENDITURES - R$ million
In September 2005, the Company announced a R$ 1.5 billion investment plan in the state of Mato Grosso, to be distributed between 2006 and 2009. Sadia will be responsible for R$800 million in investments while the remainder R$ 700 million will be carried out by its out growers. The amount will be directed amongst other things towards the construction of two poultry slaughter houses and one pork slaughter house, generating 8 thousand direct jobs and 24 thousand indirect ones.

For 2006, the total expected investment is R$ 850 million, of which R$ 400 million will be directed towards the State of Mato Grosso units and the remaining towards new projects in Uberlândia (MG), Toledo and Ponta Grossa (PR), as well as expansions in units in the state of Santa Catarina. These investments will endorse better service to Sadia’s customers, both domestic and international.

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PERSPECTIVES

Sadia has been promoting operational adjustments, increasing its capacity, improving its product portfolio and optimizing its logistics, which together with a perspective of price stability for grains and packaging this year, indicates that the Company is capable of achieving a 13% EBITDA margin for 2006 and to continuously grow its results in the upcoming years.

For the domestic market, Sadia anticipates a good sales performance, with a 13% estimated growth for 2006 as compared to 2005. This perspective takes into account a modest growth for GDP and inflation under control, which will lead the economy to grow in a constant and moderate pace. With the minimum wage increase, superior to inflation in nominal terms, this will allow the disposable income to grow. Moreover, there is also the effect of the creation of new job posts as a result of incentive measures taken towards civil construction, as well as being an election year. Therefore, a continuous income expansion is expected and thus, a similar effect on sales of value added products – at this moment the processed products already represent approximately 80% of Sadia’s domestic sales.

For the external market, we have large commercial challenges, a consequence of adjustments in demand, pressure to maintain prices and the continuation of the unfavorable foreign exchange rate. It is our belief, however, that Sadia and Brazil are in a very solid position to face a more rigid environment than those of past years.

Sadia is a company that always works aiming to the future, difficulties and adversities faced at the moment have been dealt with a lot of work and creativity bringing solutions that have improved the Company’s profitability and allowed its continuous growth.

With this belief, the Company is keeping its investment projects in new facilities and in the operational improvement of existing units, convinced that the Company and the country’s competitive advantages will give even better results to our shareholders. These measures together with new investments, new products and new markets, will allow an increase in the Company’s EBITDA margin of almost 1 percentage point per year, so that Sadia will reach a margin of 17% until 2010.

CAPITAL MARKETS

Tag Along - With the aim of improving Corporate Governance practices and allow a better alignment of the interests of shareholders of common and preferred shares, it was approved in the Extraordinary General Assembly and in the Special Preferred Shareholders Meeting, held on December 15, 2005, the right, for the preferred shares to be included in a public offering resulting from the disposal, if any, of the Company’s control (tag along rights), and thus entitle their holders to receive a price equal to eighty percent (80%) of the amount paid per common share which is an integral part of the control block.

SÃO PAULO STOCK EXCHANGE

Due to the improved liquidity of its preferred shares, Sadia [SDIA4] became the only company in its segment to be part of the theoretical portfolio of the São Paulo Stock Exchange Index (IBOVESPA).

Despite the significant positive performance of 45.1% of Sadia’s preferred shares, during the second semester of the year, while the Ibovespa had an increase of 33.6%, the Company’s preferred shares showed a 10.4% increase in 2005, an inferior performance compared to the 27.7% increase of the Ibovespa for the year.

The average daily traded volume doubled as compared to 2004, from R$ 6.1 million to R$ 12.1 million. These volumes confirm Sadia as the leading traded stock in the food sector, with a 57.8% participation.

13

Financial Volume – December 2005 Food Sector in Bovespa	Preferred – Breakdown by Investor

Sadia’s preferred shares kept its balanced distribution amongst the several investor categories of Bovespa. The main highlight worth mentioning is the rise in foreign investor participation, which helped to increase the stock liquidity.

Sadia PN vs. Ibovespa - Base 100 = 12/30/04

NEW YORK STOCK EXCHANGE

In 2005 Sadia’s level II ADRs [SDA] had a 33.1% positive performance, while the Dow Jones Index registered a negative performance of 0.6% for the year. The average daily traded volume tripled to US$ 686.9 thousand (US$ 268.6 thousand in 2004), and currently corresponds to 4.1% of all Sadia PN shares outstanding in December 2005.

14

Sadia ADR vs. Dow Jones - Base 100 = 12/31/04

LATIBEX

Sadia’s PN shares are listed on the Latibex [XSDI], a market that trades stocks from Latin American companies on the Madrid Stock Exchange. In 2005, the average daily traded volume was € 29.0 thousand with a 47.6% positive performance.

MARKET DATA - BOVESPA	2004	2005	Chg.
Sadia Common Shares / SDIA3 - thousands (Free Float = 46.8%)	257,000	257,000	0.0%
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 89.6%)	425,696	423,496	-0.5%
Total Outstanding Shares - thousands* (Float = 73.5%)	682,696	680,496	-0.3%
Closing Price - R$/share SDIA3 (1)	5.45	6.50	19.3%
Closing Price - R$/share SDIA4 (1)	5.98	6.60	10.4%
Mkt. Capitalization - R$ millions (1)	4,084.3	4,507.8	10.4%
Number of Trades	43,413	90,259	107.9%
Daily Average Number of Trades	174	362	0.0%
Daily Average Volume Trade - R$ millions	1,528.1	3,024.9	98.0%
Daily Average Volume Trade - R$ thousand	6,137.0	12,148.2	0.0%
* 2,504 thousand preferred shares in treasury
MARKET DATA - NYSE	2004	2005	Chg.
Total Outstanting ADR´s - thousands	932,364	1,863,091	99.8%
Participations in Trading Sessions	100%	100%	-
Closing Prices - US$/ADR (1) (2)	65.82 / 21.94	29.20	59.6%
Mkt. Capitalizations - US$ millions	20,456.1	54,402.3	165.9%
Traded Volume (2)	1,378,700	8,109,500	488.2%
Daily Average Traded Volume	5,471	32,181	0.0%
Financial Traded Volume - US$ thousand	65,798	173,102	163.1%
Daily Average Financial Traded Volume - US$ thousand	268.6	686.9	0.0%
(1) At the end of the period (2) The ratio of 30 preferred shares per ADR was changed to 10 preferred shares per ADR on 1/24/2005 Souces: Sadia, Bovespa and NYSE

15

SHAREHOLDER REMUNERATION

The Company’s 2005 results allowed it to distribute the gross sum of R$ 201.4 million in interest on equity and dividends. Interest on equity was paid in August 2005, being R$ 0.07718 per common share and R$ 0.08490 per preferred share.

In February and March 2006 there will be a distribution of R$ 0.17452 per share as interest on equity and R$ 0.03912 per share as dividends. In December 2005 the payment of the common and preferred shares were equalized.

HIGHLIGHTS

New Product Release of the Year Awards – Smoked Bologna Innovation and continuous improvement of the products characteristics.Sponsored by Revista SuperHiper.
ABPVS Awards –Brazilian Association of the Sanitary Surveilance Professionals.Highlight in the Customer Communication Channel for 2005
Ponto Ponto Extra Awards – The Market Magicians award the best products, services and professionals from the supermarket sector.Sadia was the winner in the frozen and refrigerated perishable segment. Sponsored by APAS and researches conducted by ACNielsen.

For the fifth consecutive year, Rádio Bandeirantes sponsored an award to determine the brand that most respects consumers.

A research conducted by Omni Marketing, divided into five categories: Trust; Environmental and Social Responsibility; Customer Communication Channel; Ethics, Honesty and Quality.
Sadia was ranked third in the Quality Category.

16

FEBRUARY 14 EVENTS (TUESDAY)

Local: Analyst and Investment Professionals meeting
Time: 11:30
Place: Rua Fortunato Ferraz, 616 – Vila Anastácio – São Paulo

International: Conference Call
Time: 15:30 (Brasília Time)
Telephone numbers for connection:
Brazil: +55 11 4613-0502
USA: (1 800) 860-2442
Other Countries: (1 412) 858-4600
Password: 449

The audio from the meeting and from the conference call will be broadcasted live through the Internet, with the slide presentation posted in website, www.sadia.com.br

The statements contained in this release relating to the outlook for the Company’s business. projections of operating and financial results. and its growth potential constitute mere forecasts and were based on management’s expectations in relation to the future of the Company. These expectations are highly dependent on market changes. the general economic performance of Brazil. of the industry and the international markets – being therefore subject to change.

# # # #

17

ANNEX I

INCOME STATEMENT - CONSOLIDATED
	2004		2005		2005/ 2004	4Q04		4Q05		4Q05/ 4Q04
	R$ mil	%	R$ mil	%	%	R$	%	R$	%	%
Gross Operating Revenue	7,316,546	116.0%	8,327,999	113.8%	13.8%	2,012,516	116.8%	2,238,633	113.9%	11.2%
Domestic Market	3,732,013	59.2%	4,251,675	58.1%	13.9%	1,083,376	62.9%	1,233,554	62.8%	13.9%
Export Market	3,584,533	56.8%	4,076,324	55.7%	13.7%	929,140	53.9%	1,005,079	51.1%	8.2%
(-) Sales Tax and Services Rendered	(1,009,073)	-16.0%	(1,009,561)	-13.8%	0.0%	(289,845)	-16.8%	(273,634)	-13.9%	-5.6%
Net Operating Revenue	6,307,473	100.0%	7,318,438	100.0%	16.0%	1,722,671	100.0%	1,964,999	100.0%	14.1%
Cost of Goods Sold and Services Rendered	(4,462,269)	-70.7%	(5,311,062)	-72.6%	19.0%	(1,295,263)	-75.2%	(1,382,405)	-70.4%	6.7%
Gross Profit	1,845,204	29.3%	2,007,376	27.4%	8.8%	427,408	24.8%	582,594	29.6%	36.3%
Selling Expenses	(1,145,413)	-18.2%	(1,234,138)	-16.9%	7.7%	(335,074)	-19.5%	(333,820)	-17.0%	-0.4%
Management Compensation	(12,923)	-0.2%	(13,714)	-0.2%	6.1%	(3,927)	-0.2%	(4,191)	-0.2%	6.7%
Administrative Expenses	(55,374)	-0.9%	(52,013)	-0.7%	-6.1%	(15,930)	-0.9%	(12,663)	-0.6%	-20.5%
Employees Profit Sharing	(51,234)	-0.8%	(60,034)	-0.8%	17.2%	(15,211)	-0.9%	(36,939)	-1.9%	142.8%
Others Operating Results	21,468	0.3%	(6,643)	-0.1%	-130.9%	12,668	0.7%	(6,661)	-0.3%	-152.6%
Earnings Before Interest and Taxes	601,728	9.5%	640,834	8.8%	6.5%	69,934	4.1%	188,320	9.6%	169.3%
Financial Result, Net	(32,657)	-0.5%	235,973	3.2%	822.6%	70,560	4.1%	(15,389)	-0.8%	-121.8%
Gain (loss) from investments in subsidiaries	(50,678)	-0.8%	(152,399)	-2.1%	200.7%	(46,472)	-2.7%	36,055	1.8%	177.6%
Operating Profit	518,393	8.2%	724,408	9.9%	39.7%	94,022	5.5%	208,986	10.6%	122.3%
Nonoperating Income (expense)	(6,842)	-0.1%	4,612	0.1%	-167.4%	(4,959)	-0.3%	(669)	0.0%	86.5%
Income Before Taxes	511,551	8.1%	729,020	10.0%	42.5%	89,063	5.2%	208,317	10.6%	133.9%
Income Tax and Social Contribution	(72,678)	-1.2%	(72,900)	-1.0%	-0.3%	38,644	2.2%	25,936	1.3%	-32.9%
Net Income before Minority Interest	438,873	7.0%	656,120	9.0%	49.5%	127,707	7.4%	234,253	11.9%	83.4%
Minority Interest	137	0.0%	(1,219)	0.0%	989.8%	226	0.0%	(119)	0.0%	-152.7%
Net Income	438,736	7.0%	657,339	9.0%	49.8%	127,481	7.4%	234,372	11.9%	83.8%
EBITDA	842,557	13.4%	895,527	12.2%	6.3%	133,576	7.8%	278,887	14.2%	108.8%

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ANNEX II
BALANCE SHEET - CONSOLIDATED
	December 2004	December 2005
ASSETS
Current Assets	3,997,303	4,380,857
Cash and Cash Equivalents	155,600	196,306
Trade Accounts Receivable	349,605	509,615
Recoverable Taxes	156,615	147,088
Inventories	1,064,671	992,490
Marketable Securities	2,164,339	2,430,613
Other Credits	106,473	104,745
Long Term Assets	543,529	398,626
Marketable Securities	282,247	65,057
Other Credits	261,282	333,569
Permanent	1,184,985	1,743,342
Investments	19,260	77,136
Property, Plant and Equipment	1,116,203	1,576,013
Deferred Charges	49,522	90,193
Total Assets	5,725,817	6,522,825
LIABILITIES
Current Liabilities	2,676,333	2,381,575
Loans and Financing	1,817,160	1,395,369
Suppliers	494,106	495,758
Advances from Customers	3,709	3,032
Salaries and Social ChargesPayable	88,140	99,225
Taxes Payable	38,058	38,651
Dividends	82,797	128,210
Operating Liabilities	152,363	221,330
Long Term Liabilities	1,271,476	1,915,785
Loans and Financing	1,101,830	1,714,527
Operating Liabilities	169,646	201,258
Deferred Discount of Investments	-	-
Minority Interest in Subsidiaries	160	1,816
Shareholder's Equity	1,777,848	2,223,649
Paid - Up Capital	1,000,000	1,500,000
Income Reserve	777,848	723,649
Total Liabilities and Equity	5,725,817	6,522,825

19

ANNEX III
CASH FLOW STATEMENT
	DECEMBER 2004	DECEMBER 2005
Net income for the period	438,873	656,120
Adjusments to reconcile net income with cash generated from operating activities:
Variation in minotiry interest	36	2,875
Accrued Interest, net of paid interest	154,885	(47,233)
Depreciation, amortization and depletion allowances	189,595	178,175
Goodwill amortization	-	16,484
Equity in earnings of Subsidiaries	51,155	148,776
Deferred taxes	42,662	20,908
Contingencies	(9,029)	12,963
Result from the disposal of permanent assets	15,823	6,815
Variations in operating assets and liabilities:
Trade Notes Receivable	104,331	(160,010)
Inventories	(225,114)	72,181
Recoverable taxes and others	(88,969)	(231,230)
Judicial deposits	(2,126)	(1,192)
Trade accounts payable	109,805	8,104
Taxes payable, salaries payable and others	(175,839)	44,864
Net cash generated from operating activities	606,088	728,600
Investiments activities:
Funds the Sales of Permanent Assets	2,857	3,400
Investments in subsidiaries	-	-
Purchase of property plant and equipment	(332,257)	(685,992)
Acquisition of Subsidiary	-	(54,443)
Short Term Investments	(3,473,202)	(2,313,367)
Redemption of Investments	3,212,485	1,818,443
Net cash generated from investment activities	(590,117)	(1,231,959)
Financeing activities:
Loans Received	2,262,204	2,529,773
Loans paid	(2,221,741)	(1,845,795)
Dividends paid	(131,237)	(129,734)
Purchase of shares in treasury	-	(10,179)
Net cash from loans activities	(90,774)	544,065
Cash at beginning of fiscal year	230,403	155,600
Cash at end of fiscal year	155,600	196,306
Net increase (decrease) in cash	(74,803)	40,706

20